Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

December 15, 2015	NR 15-7

Alianza Minerals Announces New Partner for Yanac Copper Joint Venture, Peru

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) announces that partner, Cliffs Natural Resources Ltd., has sold its 50% interest in the Yanac Copper joint venture in Peru to a private company (“PrivCo”). The sale of the Yanac interest was part of a larger acquisition of assets by PrivCo. At the time of the sale, Cliffs had completed US$1.8 million of US$4 million in exploration expenditures under an option to earn an additional 20% interest by February, 2017. PrivCo assumes this agreement, and if it does not complete the option, Alianza becomes 100% owner of the project and the partner’s interest reverts to a 0.5% or 1.0% Net Smelter Royalty (NSR) based on the expenditure total.

Jason Weber, President and CEO of Alianza stated, “Our early discussions with our new partner have been encouraging as we both want to see active exploration on the Yanac project. Alianza will be working with this new group to understand their plans and ideas for Yanac and to advance exploration at this potentially large copper project.”

The Yanac Project is located approximately 60 km inland from the Pacific coast and 50 km from the nearest town of Chincha Alta, in the department of Ica. It was acquired as a result of a regional exploration alliance with Cliffs Natural Resources. Prior to divesting its interest, Cliffs brought Yanac to the drill-ready stage, identifying a 1.1 x 1.25 km area of porphyry style alteration and mineralization (pyrite-chalcopyrite-copper oxide-molybdenite) surrounded by a halo of quartz-pyrite veining. Results of an Induced Polarization geophysical survey indicates a potentially larger mineralized body at depth. A drill program had been planned by Cliffs, but was not completed due to a change in management at Cliffs in 2014, and a subsequent strategic shift away from mineral exploration.

Deal Terms

The Yanac Project is now a 50-50 joint venture project between Alianza and PrivCo.  Under the agreement that PrivCo assumed in the purchase, PrivCo can acquire an additional 20% interest in the Yanac joint venture, for a total 70% interest, by spending a minimum of US$4,000,000 (US$1.8 million spent to date) and completing 3,000 meters of drilling by February, 2017.  If PrivCo does not fulfill the requirements to acquire the additional 20% interest, the property reverts 100% to Alianza, subject to a 0.5% - 1.0% NSR (depending on the amount spent-to-date by the partner) in favour of PrivCo. Upon earning a 70% interest, PrivCo can acquire an additional 10% interest, for a total 80% interest, by completing an NI 43-101 Compliant Pre-Feasibility Study or by defining a compliant Mineral Resource estimate containing a minimum of 1,000,000 ounces of gold or gold equivalent, within four years of earning its 70% interest. If PrivCo elects not to earn an additional 10% interest, PrivCo must pay Alianza US$2,000,000 within 60 days and the parties will fund their proportional interest, subject to conventional dilution. If either party's interest in the Project is reduced to 10%, that interest will convert to a 2% NSR royalty.

Under the terms of the earn-in agreement, PrivCo is the operator and will manage all exploration work on the Project.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 13.8 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101.Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.